Exhibit 99.1

Norwegian Cruise Line Reports Results for First Quarter 2012

Operating income increases 24% on stronger ticket pricing, higher onboard revenue

MIAMI--(BUSINESS WIRE)--April 30, 2012--Norwegian Cruise Line (NCL Corporation Ltd., “Norwegian” or “the Company”) today reported results for the quarter ended March 31, 2012.

Operating income for the first quarter grew 23.8% to $46.4 million, with Adjusted EBITDA posting a 10.3% increase to $93.5 million, from strong revenue performance and the benefits of ongoing business improvement initiatives. Net Revenue grew 4.6% in the quarter from an increase in Net Yield and a 2.3% increase in Capacity Days. Net Yield increased 2.2%, or 2.3% on a Constant Currency basis, as a result of higher average ticket pricing across the fleet coupled with increased onboard and other revenue per Capacity Day, particularly in tour and gaming operations.

Net Cruise Cost per Capacity Day increased slightly by 0.6%, or 0.7% on a Constant Currency basis, as the timing of repairs and maintenance expenses coupled with benefits from business initiatives and improved efficiencies offset a 15% increase in the per metric ton cost of fuel to $598 from $520 in the prior year. Excluding fuel expense, Net Cruise Cost per Capacity day decreased 1.9%, or 1.8% on a Constant Currency basis. “It is always rewarding to report strong top-to-bottom results,” said Kevin Sheehan, President and CEO of Norwegian Cruise Line. “Revenue growth was very positive, considering the impact of redeploying Norwegian Jade in late 2011 due to geopolitical disruptions in Egypt and the surrounding region,” continued Sheehan.

Interest expense, net decreased 3.6% mainly due to lower average debt balances in the period. During the quarter the Company took advantage of favorable market conditions and issued $100 million in senior unsecured notes which were an add-on to the existing notes due in 2018. The net proceeds were used to repay portions of certain outstanding revolving credit facilities and for general corporate purposes.

The Company posted net income of $3.3 million on revenue of $515.4 million versus a loss of $(7.9) million on revenue of $495.5 million in 2011.

Quarter Highlights

In January, the Company announced a revitalization of its youth and teen programs across the fleet, taking another step in providing guests with the best vacation experience possible. A contest generated new names for the programs: children through age 12 will participate in one of the four age groups in Splash Academy while 13 to 17 year olds will take part in Entourage. The curricula for both programs have been enhanced to focus on team building and developing interpersonal and confidence-building skills via activities ranging from sports to the arts. Each day will feature a different theme, including a circus day where the whole family can participate in workshops on balancing, juggling, stilt walking and much more.

Norwegian also revealed throughout the quarter several innovative features on its newest vessel currently under construction, Norwegian Breakaway. The ship, debuting in April of 2013, will not only feature the aforementioned Splash Academy and Entourage programs, but the dedicated areas and facilities for these programs will be the largest in the Norwegian fleet. The Company also unveiled a major innovation in ship design: The Waterfront and 678 Ocean Place. This new concept includes an oceanfront boardwalk lined with shops, restaurants and bars, combined with three expansive, flowing decks of dining, bars, entertainment, gaming and more. The Waterfront and 678 Ocean Place will take cruising to new heights and offer an unparalleled experience with a unique connection to the ocean. Also new will be Norwegian’s first seafood-centric restaurant, Ocean Blu, featuring a raw bar and separate sushi bar.

Several of Norwegian Breakaway’s recreation areas were also revealed, including the fleet’s largest Aqua Park and sports complex. The Aqua Park features five multi-story waterslides including the Free Fall, a pair of thrilling drop slides that will be the fastest waterslides at sea. There is also a children’s water area featuring some of Nickelodeon’s best-loved characters. The three-story sports complex will feature a basketball court, rock-climbing wall, jogging track and Norwegian’s first ropes course, the largest at sea, featuring 40 challenges, including the Plank, which extends over the side of the ship. Another first for Norwegian is a nine-hole ocean-themed miniature golf course, along with a bungee trampoline and climbing structure with spiral slide.

While reveals for Norwegian Breakaway continue, initial plans for her sister ship, Norwegian Getaway, have also been disclosed. The Company recently announced that after her debut in the spring of 2014 Norwegian Getaway will homeport year-round in Miami, making her the largest ship to ever homeport year-round in the Magic City. “Planning and construction on Norwegian Breakaway and Getaway are progressing on schedule and on budget,” said Sheehan. “It’s extremely exciting to see these vessels taking shape knowing that the finished product will take the Norwegian brand to another new level,” continued Sheehan.

Terminology

Adjusted EBITDA. EBITDA adjusted for other income (expense) and other supplemental adjustments.

Berths. Double occupancy capacity per cabin (single occupancy per studio cabin) even though many cabins can accommodate three or more passengers.

Capacity Days. Available Berths multiplied by the number of cruise days for the period.

Constant Currency. A calculation whereby foreign currency-denominated revenues and expenses in a period are converted at the U.S. dollar exchange rate of a comparable period in order to eliminate the effects of foreign exchange fluctuations.

Dry-dock. A process whereby a ship is positioned in a large basin where all of the fresh/sea water is pumped out in order to carry out cleaning and repairs of those parts of a ship which are below the water line.

EBITDA. Earnings before interest, taxes, depreciation and amortization.

Gross Cruise Cost. The sum of total cruise operating expense and marketing, general and administrative expense.

Gross Yield. Total revenue per Capacity Day.

Net Cruise Cost. Gross Cruise Cost less commissions, transportation and other expense and onboard and other expense.

Net Cruise Cost Excluding Fuel. Net Cruise Cost less fuel expense.

Net Revenue. Total revenue less commissions, transportation and other expense and onboard and other expense.

Net Yield. Net Revenue per Capacity Day.

Occupancy Percentage. The ratio of Passenger Cruise Days to Capacity Days. A percentage in excess of 100% indicates that three or more passengers occupied some cabins.

Passenger Cruise Days. The number of passengers carried for the period, multiplied by the number of days in their respective cruises.

Non-GAAP Financial Measures

We use certain non-GAAP financial measures, such as Net Revenue, Net Yield, Net Cruise Cost and Adjusted EBITDA to enable us to analyze our performance. We utilize Net Revenue and Net Yield to manage our business on a day-to-day basis and believe that they are the most relevant measures of our revenue performance because they reflect the revenue earned by us net of significant variable costs and are commonly used in the cruise industry to measure revenue performance. In measuring our ability to control costs in a manner that positively impacts net income, we believe changes in Net Cruise Cost and Net Cruise Cost Excluding Fuel to be the most relevant indicators of our performance and are commonly used in the cruise industry as a measurement of costs.

As our business includes the sourcing of passengers and deployment of vessels outside of North America, a portion of our revenue and expenses are denominated in foreign currencies, particularly euro and British pound sterling, which are subject to fluctuations in currency exchange rates versus our reporting currency, the U.S. dollar. In order to monitor results excluding these fluctuations, we calculate certain non-GAAP measures on a Constant Currency basis whereby current period revenue and expenses denominated in foreign currencies are converted to U.S. dollars using currency exchange rates of the comparable period. We believe that presenting these non-GAAP measures on both a reported and Constant Currency basis is useful in providing a more comprehensive view of trends in our business.

We believe that Adjusted EBITDA is appropriate as a supplemental financial measure as it is used by management to assess operating performance, is a factor in the evaluation of the performance of management and is the primary metric used in determining the Company’s performance incentive bonus paid to its employees. We believe that Adjusted EBITDA is a useful measure in determining the Company’s performance as it reflects certain operating drivers of the Company’s business, such as sales growth, operating costs, marketing, general and administrative expenses and other operating income and expense. You are encouraged to evaluate each adjustment and the reasons we consider them appropriate for supplemental analysis. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to the adjustments in this presentation. Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider this measure in isolation or as a substitute for analysis of our results as reported under GAAP. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Adjusted EBITDA is not a defined term under GAAP. Adjusted EBITDA is not intended to be a measure of liquidity or cash flows from operations or measures comparable to net income as it does not take into account certain requirements such as capital expenditures and related depreciation, principal and interest payments and tax payments and it includes other supplemental adjustments.

Our non-GAAP financial measures may not be comparable to other companies. Please see a historical reconciliation of these measures to items in our consolidated financial statements.

About Norwegian Cruise Line

Norwegian Cruise Line is the innovator in cruise travel with a 45-year history of breaking the boundaries of traditional cruising, most notably with the introduction of Freestyle Cruising which has revolutionized the industry by allowing guests more freedom and flexibility.

Today, Norwegian invites consumers to “Cruise Like a Norwegian” on one of its 11 purpose-built Freestyle Cruising ships, providing guests the opportunity to enjoy a relaxed cruise vacation on some of the newest and most contemporary ships at sea. The Company has two 4,000-passenger vessels, Norwegian Breakaway and Norwegian Getaway, on order for delivery in April 2013 and April 2014.

Norwegian’s largest and most innovative Freestyle Cruising ship, Norwegian Epic, debuted in June 2010 and was recently named “Best Overall Cruise Ship” by the readers of Travel Weekly. Norwegian Cruise Line is the official cruise line of Blue Man Group, appearing for the first time at sea on Norwegian Epic, as well as the official cruise line of Legends in Concert, Second City® Comedy Troupe, Howl at the Moon Dueling Pianos and Nickelodeon, the number-one entertainment brand for kids. Cirque Dreams™ & Dinner is also featured on board Norwegian Epic as the first show of its kind at sea under a big top.

High resolution, downloadable images are available at www.ncl.com/pressroom. For further information on Norwegian Cruise Line, visit www.ncl.com, follow us on Facebook and Twitter, watch us on YouTube, or contact us in the U.S. and Canada at 888-NCL-CRUISE (625-2784).

Forward-Looking Statements

This release may contain statements, estimates or projections that constitute “forward-looking statements” as defined under U.S. federal securities laws. Generally, the words “expect,” “anticipate,” “goal,” “project,” “plan,” “believe,” “seek,” “will,” “may,” “forecast,” “estimate,” “intend,” “future,” and similar expressions are intended to identify forward-looking statements, which are not historical in nature. Although management believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Risks that could cause actual results to differ materially from those indicated by such forward-looking statements include, but are not limited to, the adverse impact of the worldwide economic downturn and related factors such as high levels of unemployment and underemployment, declines in the securities and real estate markets, and perceptions of these conditions that decrease the level of disposable income of consumers or consumer confidence; changes in cruise capacity, as well as capacity changes in the overall vacation industry; intense competition from other cruise companies as well as non-cruise vacation alternatives which may affect our ability to compete effectively; our substantial leverage, including the inability to generate the necessary amount of cash to service our existing debt, repay our credit facilities if payment is accelerated and incur substantial indebtedness in the future; changes in fuel prices or other cruise operating costs; the risks associated with operating internationally; the continued borrowing availability under our credit facilities and compliance with our financial covenants; our ability to incur significantly more debt despite our substantial existing indebtedness; the impact of volatility and disruptions in the global credit and financial markets which may adversely affect our ability to borrow and could increase our counterparty credit risks, including those under our credit facilities, derivatives, contingent obligations, insurance contracts and new ship progress payment guarantees; adverse events impacting the security of travel that may affect consumer demand for cruises such as terrorist acts, acts of piracy, armed conflict and other international events; the impact of any future changes relating to how travel agents sell and market our cruises; the impact of any future increases in the price of, or major changes or reduction in, commercial airline services; the impact of the spread of contagious diseases; accidents and other incidents affecting the health, safety, security and vacation satisfaction of passengers or causing damage to ships, which could cause the modification of itineraries or cancellation of a cruise or series of cruises; our ability to attract and retain key personnel, qualified shipboard crew, maintain good relations with employee unions and maintain or renegotiate our collective bargaining agreements on favorable terms; the continued availability of attractive port destinations; the control of our Company by certain of our shareholders whose interests may not continue to be aligned with ours; the impact of problems encountered at shipyards, as well as, any potential claim, impairment loss, cancellation or breach of contract in connection with our contracts with shipyards; changes involving the tax, environmental, health, safety, security and other regulatory regimes in which we operate; our ability to obtain insurance coverage on terms that are favorable or consistent with our expectations; the lack of acceptance of new itineraries, products or services by our targeted customers; our ability to implement brand strategies and our shipbuilding programs, and to continue to expand our brands and business worldwide; the costs of new initiatives and our ability to achieve expected cost savings from our new initiatives; changes in interest rates and/or foreign currency rates; increases in our future fuel expenses related to implementing proposed International Maritime Organization regulations, which require the use of higher priced low sulfur fuels in certain cruising areas; the delivery schedules and estimated costs of new ships on terms that are favorable or consistent with our expectations; the impact of pending or threatened litigation and investigations; the impact of changes in our credit ratings; the possibility of environmental liabilities and other damage that is not covered by insurance or that exceeds our insurance coverage; our ability to attain and maintain any price increases for our products; the impact of delays, costs and other factors resulting from emergency ship repairs as well as scheduled repairs, maintenance and refurbishment of our ships; the implementation of regulations in the U.S. requiring U.S. citizens to obtain passports for travel to additional foreign destinations; the impact of weather and natural disasters; and other factors discussed in the Company’s filings with the Securities and Exchange Commission. You should not place undue reliance on forward-looking statements as a prediction of actual results. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based. In addition, certain financial measures in this release constitute non-GAAP financial measures as defined by Regulation G. A reconciliation of these items can be found attached hereto and on the Company’s web site at www.ncl.com/investors.

NCL CORPORATION LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited, in thousands of dollars)

	Three Months Ended
	March 31,
	2012	2011

Revenue
Passenger ticket	$351,330	$337,202
Onboard and other	164,100	158,308
Total revenue	515,430	495,510
Cruise operating expense
Commissions, transportation and other	90,615	88,845
Onboard and other	39,201	37,870
Payroll and related	73,348	70,317
Fuel	65,526	58,026
Food	31,380	30,982
Other	51,957	57,430
Total cruise operating expense	352,027	343,470
Other operating expense
Marketing, general and administrative	71,162	68,279
Depreciation and amortization	45,797	46,257
Total other operating expense	116,959	114,536
Operating income	46,444	37,504
Non-operating income (expense)
Interest expense, net	(46,170)	(47,869)
Other income	3,010	2,432
Total non-operating income (expense)	(43,160)	(45,437)
Net income (loss)	$3,284	$(7,933)

NCL CORPORATION LTD.
CONSOLIDATED BALANCE SHEETS
(unaudited, in thousands, except share data)

	March 31,	December 31,
	2012	2011

Assets
Current assets:
Cash and cash equivalents	$63,973	$58,926
Accounts receivable, net	7,987	8,159
Inventories	39,674	36,234
Prepaid expenses and other assets	73,036	48,824
Total current assets	184,670	152,143
Property and equipment, net	4,616,199	4,640,093
Goodwill and tradenames	610,292	602,792
Other long-term assets	169,780	167,383
Total assets	$5,580,941	$5,562,411
Liabilities and shareholders' equity
Current liabilities:
Current portion of long-term debt	$153,631	$200,582
Accounts payable	72,275	80,327
Accrued expenses and other liabilities	239,424	211,065
Advance ticket sales	411,281	325,472
Total current liabilities	876,611	817,446
Long-term debt	2,763,776	2,837,499
Other long-term liabilities	70,858	63,003
Total liabilities	3,711,245	3,717,948
Commitments and contingencies
Shareholders' equity:
Ordinary shares, $.0012 par value; 40,000,000 shares authorized;
21,000,000 shares issued and outstanding	25	25
Additional paid-in capital	2,335,240	2,331,973
Accumulated other comprehensive income (loss)	(1,112)	(19,794)
Retained earnings (deficit)	(464,457)	(467,741)
Total shareholders' equity	1,869,696	1,844,463
Total liabilities and shareholders' equity	$5,580,941	$5,562,411

NCL CORPORATION LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, in thousands)

	Three Months Ended
	March 31,
	2012	2011
Cash flows from operating activities
Net income (loss)	$3,284	$(7,933)
Adjustments to reconcile net income (loss) to
net cash provided by operating activities:
Depreciation and amortization expense	52,470	51,753
Gain on derivatives	(3,766)	(3,241)
Share-based compensation expense	165	297
Premium on debt issuance	6,000	-
Changes in operating assets and liabilities:
Accounts receivable, net	172	(2,881)
Inventories	(3,440)	(4,511)
Prepaid expenses and other assets	(3,630)	(15,396)
Accounts payable	(8,052)	(2,226)
Accrued expenses and other liabilities	32,156	34,064
Advance ticket sales	83,075	86,544
Net cash provided by operating activities	158,434	136,470
Cash flows from investing activities
Additions to property and equipment and other	(24,333)	(19,901)
Net cash used in investing activities	(24,333)	(19,901)
Cash flows from financing activities
Repayments of long-term debt	(277,776)	(135,613)
Proceeds from long-term debt	151,005	13,221
Other	(2,283)	(25)
Net cash used in financing activities	(129,054)	(122,417)
Net increase (decrease) in cash and cash equivalents	5,047	(5,848)
Cash and cash equivalents at beginning of period	58,926	55,047
Cash and cash equivalents at end of period	$63,973	$49,199

NCL CORPORATION LTD.
NON-GAAP RECONCILING INFORMATION
(unaudited)

The following table sets forth selected statistical information:

		Three Months Ended
		March 31,
		2012	2011

Passengers carried		384,877	372,641
Passenger Cruise Days		2,581,687	2,510,738
Capacity Days		2,398,374	2,343,768
Occupancy Percentage		107.6%	107.1%

Gross Yield and Net Yield were calculated as follows (in thousands, except Capacity Days and Yield data):

	Three Months Ended
	March 31,
		2012
		Constant
	2012	Currency	2011

Passenger ticket revenue	$351,330	$352,114	$337,202
Onboard and other revenue	164,100	164,100	158,308
Total revenue	515,430	516,214	495,510
Less:
Commissions, transportation
and other expense	90,615	90,825	88,845
Onboard and other expense	39,201	39,201	37,870
Net Revenue	$385,614	$386,188	$368,795

Capacity Days	2,398,374	2,398,374	2,343,768

Gross Yield	$214.91	$215.23	$211.42
Net Yield	$160.78	$161.02	$157.35

Gross Cruise Cost, Net Cruise Cost and Net Cruise Cost Excluding Fuel were calculated as follows
(in thousands, except Capacity Days and per Capacity Day data):

	Three Months Ended
	March 31,
		2012
		Constant
	2012	Currency	2011
Total cruise operating expense	$352,027	$352,464	$343,470
Marketing, general and
administrative expense	71,162	71,309	68,279
Gross Cruise Cost	423,189	423,773	411,749
Less:
Commissions, transportation
and other expense	90,615	90,825	88,845
Onboard and other expense	39,201	39,201	37,870
Net Cruise Cost	293,373	293,747	285,034
Less: Fuel expense	65,526	65,526	58,026
Net Cruise Cost Excluding Fuel	$227,847	$228,221	$227,008

Capacity Days	2,398,374	2,398,374	2,343,768

Gross Cruise Cost per Capacity Day	$176.45	$176.69	$175.68
Net Cruise Cost per Capacity Day	$122.32	$122.48	$121.61
Net Cruise Cost Excluding Fuel per Capacity Day	$95.00	$95.16	$96.86

NCL CORPORATION LTD.
NON-GAAP RECONCILING INFORMATION
(unaudited)

Adjusted EBITDA was calculated as follows (in thousands):

	Three Months Ended
	March 31,
	2012	2011

Net income (loss)	$3,284	$(7,933)
Interest expense, net	46,170	47,869
Depreciation and amortization expense	45,797	46,257
EBITDA	95,251	86,193
Other income	(3,010)	(2,432)
Other (1)	1,300	1,067
Adjusted EBITDA	$93,541	$84,828

(1) Includes non-cash compensation.

CONTACT:
Norwegian Cruise Line
Investor Relations Contacts
Mark A. Kempa, 305-436-4932
Edel Cruz, 305-436-4773
InvestorRelations@ncl.com
or
Media Contact
AnneMarie Mathews, 305-436-4799
PublicRelations@ncl.com